Market Leadership in AMS Solutions
for Connectivity & Power
Pete Rodriguez
February 24, 2009
Presentation to HIFN Employees
Filed by: Exar Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
under the Securities Exchange Act of 1934
Subject Company: hi/fn, inc.
(Commission File No.: 0-24765)

Presentation to HIFN Employees – February 24, 2009
Cautionary Remarks
Cautionary Statement Regarding Forward-Looking Statements
This Press Release contains certain forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended, relating to Exar and/or Hifn and their expectations for Exar’s proposed acquisition of Hifn. All statements included in this
Press Release concerning activities, events or developments that Exar and/or Hifn expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements can generally be identified by words such as “anticipates”, “expects”, “intends”, “will”, “could”, “believes”, “estimates”, “continue” and similar expressions.  Actual results could differ materially from the results discussed in the forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: the risk that the exchange offer and the merger will not close because of a failure to satisfy one or more of the offer conditions or closing conditions; the risk that Exar’s business and/or Hifn’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations will not be integrated successfully; and the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the ability to retain key employees and other economic, business, competitive and/or regulatory factors affecting the business of Exar and Hifn generally, including those set forth in the filings of Exar and Hifn with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial
Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Hifn are under no obligation to (and expressly disclaim any obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.
About the Transaction
The exchange offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Exar. In connection with the exchange offer, Exar intends to file a registration statement on Form S-4 and a Tender Offer Statement on Schedule TO
with the Securities Exchange Commission (the “SEC”) and hi/fn intends to file a solicitation/recommendation statement on Schedule 14D-9. Such documents, however, are not currently available. These documents contain important information about the transaction and investors and security holders are urged to read these documents carefully before any decision is made with respect to the exchange offer. Investors and security holders will be able to obtain free copies of the registration statement on
Form S-4, Schedule TO, Schedule 14D-9 as well as other filings containing information about Exar and hi/fn without charge, at the SEC’s website (http://www.sec.gov)
once such documents are filed with the SEC. A free copy of the exchange offer materials, when they become available, may also be obtained from Exar’s website at
www.exar.com or from hi/fn’s website at www.hifn.com.
Generally Accepted Accounting Principles
In this presentation, we include various financial measures, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income (loss), non-GAAP net income (loss), and non-GAAP diluted earnings (loss) per share, which are adjusted to exclude from our GAAP results all stock-based compensation expense, amortization of acquired intangible assets, fair value adjustment of acquired inventories, acquired in-process research and development expenses, merger-related costs, separation cost of executive officers, acceleration of depreciation on abandoned equipment, goodwill and other intangible asset impairment,  impairment charges on investments, net of realized gains, income tax effects, a charge establish deferred tax asset valuation allowance, and an income tax benefit from the closure of federal tax audit.  These non-GAAP measures are not in accordance with, or an alternative for measures prepared in accordance with GAAP, and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Overview
• All financial and corporate data in this presentation is
publicly available on line at our website and was either
presented at the Needham Growth Conference (1/6/09)
or during our last earnings call (1/29/09)
• Products, Market and Product Strategy
• Sales, Support and Channel
• Plans and Goals
• Team and Culture
Presentation to HIFN Employees – February 24, 2009

EXAR = Bringing Technology to Life !
Consumer
Portable
Gaming
Display
Media Gateway
Storage
Industrial
Security
HVAC
Lighting Control
Motor Control
PC Modules
Factory Automation
Communications
Voice Infrastructure
Data Infrastructure
Switch/Routers
Modems
LAN
Presentation to HIFN Employees – February 24, 2009

Analog Mixed-Signal Excellence
Digital Analog Mixed Signal
Fractional
Gain
Switched
Capacitor
LED Drivers
Digital Power
Control
High Frequency
Switching
Controllers
15KV ESD
Protection
High Speed
Multi-Protocol
Transceivers
Mappers
Framers
PLLs, CDRs
Protocol
Engines
High Speed
Asynchronous
Bridges
High Power
Density
Regulators
Line Interface Units
GHz PHYs
Jitter Attenuators
UARTs
SAS, SATA
Presentation to HIFN Employees – February 24, 2009

6 Product Lines Digital Power Powering Connectivity Wireless Presentation to HIFN Employees – February 24, 2009

Market & Product Strategy - 1
• Focus on Design Wins for core products
• Leverage expanded channel, cross sell, Asia
• Execute on sustainment of core products
- Shift resources from sustainment to front-end design
• Accelerate the ramp of near term products
- PCIe UARTs, USB UARTs
- Low Power LIUs, Framers, CDRs, & Combos
- Digital Power, HV DC-DC
- SATA Host Controllers
30 new product introductions in CY09!
Presentation to HIFN Employees – February 24, 2009

Market & Product Strategy - 2
• Constant focus on product improvement
OPS efficiency, test cost reduction, fewer suppliers, yield improvement
• Quickly deliver on high volume derivative products
• Expansion of products in  Key Emerging Markets
Media Server, Home Gateway, SSD, Data Center, Backhaul
• Continue to Leverage AMS Expertise
2.5G to 10G PHY integration is a significant differentiator
Aggregation, Framing and Mapping are all key capabilities for Network and Data Center Convergence
• Expand System and Software Expertise
• Mergers and acquisitions
Presentation to HIFN Employees – February 24, 2009

Worldwide Sales & Support
Future Electronics Corporate Locations
Nu Horizons Corporate Locations
Fremont, CA
Headquarters
Design
Manufacturing
Sales & Marketing
Taipei, Taiwan Shenzhen, China
Tokyo, Japan
Billerica, MA
Montréal, Canada
Beijing, China
Seoul, Korea
Atlanta, GA
Palatine, IL
Plano, TX
Munich, Germany
Paris, France
London, UK
Shanghai, China
Ipoh, Malaysia
Presentation to HIFN Employees – February 24, 2009

Channel Partners
# of
Components
Concept Discontinuance
Mass Production
Japan
NDS
Local
Distys
Asia NDS
Pan-Asian
& Local
Distys
•Global
•Regional
•Niche
Europe
NDS
Pan-Euro
& Local
Distys
Presentation to HIFN Employees – February 24, 2009

Repositioning EXAR for Growth & Profitability
LONG-TERM
• The current business environment makes it
extremely difficult to project the future EXAR is
being positioned to emerge as a much stronger
supplier of AMS Connectivity Solutions
–
We will exit the recession with an enhanced portfolio of
products that will take market share and grow revenue
–
This will be accomplished through internal development and,
where appropriate, strategic acquisitions
• EXAR is committed to delivering long-term profitable
growth!
Presentation to HIFN Employees – February 24, 2009

12 Financial Goals • Longer Term (2-3 years): Operating Margins 15-20% Revenue > 15% annual growth Gross Margin > 60% > $50M/Qtr revenue Op-Ex 40-45% Presentation to HIFN Employees – February 24, 2009

Management Team
Pete Rodriguez
President & CEO
TECHNOLOGY
George Apostol
Sr. VP & CTO
MARKETING
Paul Pickering
Sr. VP
FINANCE
Scott Kamsler
Sr. VP & CFO
HR
Diane Hill
VP
ENGINEERING
Hung Le
VP
SALES
Bentley Long
VP
Presentation to HIFN Employees – February 24, 2009

Exar – Who can we become?
• A Winning Team!
• Consistently beats the competition
• Is respected, even feared by competitors
• Delivers solutions that customers think of first
• Employees have fun at work
• All employees make money
• Is much more than just a job – it is a family!
Presentation to HIFN Employees – February 24, 2009

How do we do this?
• Think Like Winners
• Act like Winners
• Work Smart, Work Hard, Work to Win
• Be a Team
• Support Each Other, Who is your Internal Customer?
• Meet your commitments
• Communicate: Clearly, Often, Friendly
• Hold each other accountable!
Presentation to HIFN Employees – February 24, 2009

The Market is in Turmoil!
• It does not matter!
• Focus on what’s right
• In time – the market will return to fundamentals
• In time – consistency and progress will win over
the analysts
• Don’t worry about the market it’s out
of our control
• Focus on making good progress!
Presentation to HIFN Employees – February 24, 2009

• Improving effectiveness across the board
• Deliver many new winning products in 2009
–
Maintain design win focus & channel leverage
• Maintain positive cash flow in downturn
–
Continue driving OpEx reduction & operations efficiency
• Dominate the markets that we play in
Deliver value to our shareholders
Summary
Presentation to HIFN Employees – February 24, 2009

18 Thank You! We look forward to the Hifn team Joining the EXAR family & winning together! Presentation to HIFN Employees – February 24, 2009